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SEC MAIL
RECEIVED
PROCESSING
MAR 04 2002
316
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lido Securities Corp.
NASD ID#10-038285-C

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39-01 Main Street, Suite 608
(No. and Street)

Flushing	NY	11354
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wea Sun — 718-886-1828
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Benjamin Stern
(Name — *if individual, state last, first, middle name*)

144 East 44th Street	New York	NY	10017
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wea Sun, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Lido Securities Corp., as of

December 31, 19x2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Wea Sun
Signature

President
Title

Notary Public

BENJAMIN STERN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01ST4760580
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES OCTOBER 31, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) ~~Statement of Changes in Financial Condition~~. Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

144 East 44th Street
5th Floor
New York, NY 10017

Member: AICPA, NYSSCPA
NCCPAP

BENJAMIN STERN
CERTIFIED PUBLIC ACCOUNTANT

Tel: 212.867.6555
Fax: 212.867.7447

INDEPENDENT AUDITOR'S REPORT

TO THE STOCKHOLDER AND DIRECTOR OF
LIDO SECURITIES CORP.

I have audited the accompanying Statement of Financial Condition of Lido Securities Corp. as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lido Securities Corp. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



Benjamin Stern
Certified Public Accountant

New York, New York
February 27, 2002

LIDO SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and Cash Equivalents	$237,913
Certificates of Deposit	45,499
Deposit with Clearing Broker	106,511
Receivable from Clearing Broker - Net	504
Property and Equipment - at Cost, Less Accumulated Depreciation of $37,891	7,812
Prepaid Taxes	9,499
Other Assets	15,249
TOTAL ASSETS	$422,987

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts Payable and Accrued Expenses	$ 24,439
Payroll Taxes Payable	30,883
Income Taxes Payable	100
Retirement Plan Contribution Payable	17,601
Total Liabilities	73,023
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common Stock - No Par Value:	
Authorized - 200 Shares	
Issued and Outstanding - 10 Shares	95,000
Retained Earnings	254,964
Total Stockholder's Equity	349,964
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$422,987

The Accompanying Notes are an integral part of these Financial Statements.

LIDO SECURITIES CORP.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principal Business Activity:

Lido Securities Corp. ("the Company") is an introducing discount securities broker, registered with the Securities and Exchange Commission and the National Association of Securities Dealers (NASD). The Company was incorporated in February, 1995 under the laws of the State of New York. The customers' accounts are carried by a clearing broker.

Brokerage Activities:

The Company executes orders for investors and introduces its customers to a clearing broker for trades on a fully disclosed basis. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's customer accounts are carried by a clearing broker-dealer.

Accordingly, open customer transactions are not reflected in the accompanying financial statements.

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

Commission income and the related clearing expenses, commission expense and related expenses are recorded on a trade date basis, as securities transactions occur.

Advertising costs are expensed as incurred. Advertising expense was $11,196 for the year ended December 31, 2001.

Property and Equipment:

Property and equipment are stated as cost. Depreciation is computed using straight line and accelerated methods over the estimated useful lives of the assets. Property and Equipment is comprised of the following:

Furniture and Fixtures	6,657
Office Equipment	33,127
Leasehold Improvements	5,919
	45,703
Less: Accumulated Depreciation	37,891
	7,812

Organization and Original Registration Costs:

Organizational and original registration costs are stated at cost. Amortization of these costs is computed on the straight-line method over 60 months. These costs were fully amortized as of December 31, 2001.

Income Taxes:

The Company has elected to be taxed as an "S" Corporation for Federal and New York State income tax purposes whereby the Company's income or loss is passed through to the stockholder and reported on his personal tax return. Accordingly, no provision has been made for Federal and New York State income taxes. The Company remains liable for the New York City General Corporation Tax and the New York State "S" Corporation tax.

Cash and Cash Equivalents:

For the purpose of the Statement of Cash Flows the Company deems cash and cash equivalents to include cash in checking, savings, bank and mutual fund - money market accounts.

NOTE 2 - SPECIAL RESERVE ACCOUNT:

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule, and as such is exempt from the reporting requirements of such rule.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission ("SEC") which requires that the Company maintain a statutory minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater. The net capital rules require broker-dealers to maintain minimum levels of net capital and may require a NASD member to reduce its business or prohibit an NASD member from expanding its business or making distributions as its net capital approaches certain levels.

At December 31, 2001, the Company had net capital of $310,544, which was $305,544 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is 24%.

NOTE 4 - COMMITMENTS AND CONTINGENCIES:

Leases:

Office Space

The Company rents office space under operating leases expiring on April 30, 2002. One of the leases has escalation clauses that provide for additional rent based on increases in real estate taxes and operating costs. Total rent expense was $48,075 for the year ended December 31, 2001. Future minimum annual lease payments are as follows:

Year Ending December 31,	
2002	$16,000

Automobile

The Company leases an automobile under an operating lease expiring December 31, 2004. Total automobile lease expense was $6,690 for the year ended December 31, 2001. Future minimum lease payments are as follows:

Year Ending December 31	
2002	4,788
2003	4,788
2004	4,788

NOTE 5 - RETIREMENT PLAN CONTRIBUTION:

The company maintains a non-contributory Simplified Employee Pension (SEP) which covers all eligible employees. The Plan requires no fixed or minimum contribution by the Company. SEP expense was $17,601 for the year ended December 31, 2001.

LIDO SECURITIES CORP.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 6 – CONCENTRATION:

Cash and cash equivalents includes $216,051 held in money market mutual funds that are not covered by FDIC insurance.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK AND MARKET RISK:

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to satisfy their obligations to the clearing broker and the clearing broker's abilities to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral with the clearing broker, or reduce positions, when necessary.

144 East 44th Street
5th Floor
New York, NY 10017

Member: AICPA, NYSSCPA
NCCPAP

BENJAMIN STERN

CERTIFIED PUBLIC ACCOUNTANT

Tel: 212.867.6555
Fax: 212.867.7447

Independent Auditor's Report on Internal Accounting Control
Required By SEC Rule 17a-5


SEC MAIL PROCESSING
RECEIVED
MAR 04 2002
316
SECTION

Wea Sun, President
Lido Securities Corp.
39-01 Main Street, Room 608
Flushing, New York 11354

In planning and performing my audit of the financial statements and supplemental schedule of Lido Securities Corp. (the "Company"), for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons.
- Recordation of differences required by rule 17a-13.
- Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties or for any other purpose.



Benjamin Stern
Certified Public Accountant

New York, New York
February 27, 2002